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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                            GENERAL HOST CORPORATION
                           (Name of Subject Company)

                            GENERAL HOST CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   370064107
                     (CUSIP Number of Class of Securities)
                                HARRIS J. ASHTON
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                            GENERAL HOST CORPORATION
                                  METRO CENTER
                               ONE STATION PLACE
                                 P.O. BOX 10045
                          STAMFORD, CONNECTICUT 06904
                                 (203) 357-9900
                          J. THEODORE EVERINGHAM, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            GENERAL HOST CORPORATION
                                6501 EAST NEVADA
                            DETROIT, MICHIGAN 48234
                                 (313) 366-8400
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                WITH A COPY TO:
                              JOSEPH A. COCO, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3897
                                 (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is General Host Corporation, a New York corporation (the "Company"), and the address of the principal executive offices of the Company is Metro Center, One Station Place, P.O. Box 10045, Stamford, Connecticut 06904. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Company Common Stock" or the "Shares"), of the Company (including the related Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of March 7, 1990, between the Company and ChaseMellon Shareholder Services, L.L.C., as successor to Chemical Bank, as rights agent, as amended (the "Rights Agreement")).

ITEM 2. TENDER OFFER OF THE PURCHASER.

    This statement relates to the tender offer by Cyrus Acquisition Corp., a New York corporation (the "Purchaser"), formed by The Cypress Group L.L.C. ("Cypress L.L.C."; together with its affiliates, "Cypress"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 25, 1997 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, at a price of $5.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 22, 1997 (the "Merger Agreement"), between the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as
Exhibit 6 and is incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of the Purchaser are located at c/o The Cypress Group L.L.C., 65 East 55th Street, 19th Floor, New York, New York 10022.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or
(ii) Cypress or the Purchaser or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH THE PURCHASER OR ITS AFFILIATES

    The information contained under the captions "Introduction", "Certain Information Concerning Purchaser and Cypress" and "The Merger Agreement; The Support Agreement" of the Offer to Purchase is incorporated herein by reference.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

EMPLOYMENT CONTRACT

    HARRIS J. ASHTON. The Company entered into an employment contract, as amended, with Mr. Ashton, commencing January 1, 1992 and continuing until December 31, 2000, pursuant to which Mr. Ashton would be employed as Chairman, Chief Executive Officer and President of the Company.

    The employment contract provides that Mr. Ashton receive a minimum annual base salary of $917,573 for calendar year 1997, which minimum annual base salary increases by 5% for each of
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calendar years 1998, 1999 and 2000. If Mr. Ashton becomes permanently disabled, dies or his employment is terminated by the Company during the term of the contract, the Company shall pay him or his estate his annual base salary through the date of termination or, in the event of death or disability, through the end of the month in which the death or disability occurs. He also will receive a lump sum payment in cash equal to the discounted present value of 50% (100% in the event of termination without cause) of the base salary he would have received through the end of the contract, or if greater, for the twenty-four months following his termination, death or disability (in which case Mr. Ashton's final annual base salary under the contract would be continued for any part of the twenty-four month period occurring after December 31, 2000). Under the employment contract, Mr. Ashton may elect to deem his employment terminated without cause in the event of a change in control of the Company (including the Offer) or a change in any of the material terms and conditions of his employment. A change in control under Mr. Ashton's employment contract would occur upon, among other things, any person becoming a direct or indirect beneficial owner of 20% or more of the voting securities of the Company.

    Under the terms of his employment contract, Mr. Ashton is entitled to a retirement benefit as of January 1, 1998, or, if earlier, upon his termination of employment with the Company for any reason (except certain voluntary terminations prior to a change in control of the Company) in an amount equal to
(i) the then-discounted present value, determined by using a discount rate of 6% per year and the 1971 Group Annuity Table, of a monthly benefit (payable for life) equal to 3% of his average monthly cash salary during the last 36 months of his employment multiplied by the number of years of his service to the Company, less (ii) $3,442,302, representing amounts previously paid to Mr. Ashton on account of such retirement benefit, plus imputed after-tax earnings thereon.

    Under the employment contract, Mr. Ashton is entitled to participate in the Company's incentive compensation plans and programs generally available to the Company's senior executives, and upon execution of the employment contract was granted an option to purchase 300,000 shares of the Company's Common Stock. Mr. Ashton is also entitled to receive a stock gain award determined at the end of each calendar year based on the excess of the average of the weekly closing prices for the Company's Common Stock for the year over the greater of (i) $7.50 (representing the average of the weekly closing price for 1991) increased by 4% each year and (ii) the average of the weekly closing prices for the last year for which a stock gain award was paid. The excess, if any, is then multiplied by the product of 2% and the average number of shares outstanding for the applicable year.

    During the term of the employment contract, Mr. Ashton is entitled to participate in all employee benefit programs and shall be reimbursed for any medical or dental expenses incurred by him or any members of his immediate family under the age of 26 or living at home, to the extent not otherwise paid under Company-sponsored plans or programs. Mr. Ashton and his wife are also entitled to fully paid medical benefits, consistent with those paid under the contract, for the rest of their lives.

    Mr. Ashton is entitled under the employment contract to indemnification consistent with Section 26 of the By-Laws as in effect on January 1, 1992.

    If any payments to be made to Mr. Ashton under the employment contract are subject to an excise tax under Section 4999 of the Internal Revenue Code, the Company shall pay Mr. Ashton an additional amount which, after income and further excise taxes, equals such excise tax.

    Under the terms of the employment contract and the Merger Agreement, consummation of the Offer would constitute a change in control as defined in the employment agreement. Upon consummation of the Offer, Mr. Ashton may elect to deem his employment terminated without cause and would be entitled to severance, retirement and other benefits in an amount equal to approximately $7.1 million, excluding on-going benefits and tax gross-ups. The Company expects that Mr. Ashton will terminate his employment with the Company shortly after consummation of the Offer.

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SEVERANCE ARRANGEMENTS

    The Company has severance arrangements with each of the following four executives of the Company and its primary operating subsidiary, Frank's Nursery & Crafts, Inc. ("Frank's"): Robert M. Lovejoy, James R. Simpson, J. Theodore Everingham and Ernest W. Townsend. Severance benefits are payable to each of the four executives only in the event of a termination by the Company without cause or a termination by the executive with good reason and only if such termination occurs between the date of the execution of the Merger Agreement and the first anniversary of the Effective Time. Within five days following any such qualifying termination of an executive's employment, the Company will pay the executive a lump sum, based on the higher of the executive's annual base salary immediately prior to the execution of the Merger Agreement or the annual base salary immediately prior to the executive's termination of employment. In the case of Mr. Lovejoy, the lump sum will equal 100% of such annual base salary. In the case of Messrs. Simpson, Everingham and Townsend, the lump sum will equal 50% of such annual base salary. In addition to the severance payment, the Company will also pay all COBRA premiums for and provide to each executive who has such a qualifying termination of employment continuing medical insurance benefits which are substantially similar to the benefits provided him immediately prior to the date of execution of the Merger Agreement (including any coverage for spouse and dependents) for a period of one year from the date of termination. In the event Messrs. Lovejoy's, Simpson's, Everingham's or Townsend's employment is terminated on or before the first anniversary of the Effective Time by the Company without cause or by such executive for good reason, the Company would be obligated to pay each of Messrs. Lovejoy, Simpson, Everingham and Townsend, $183,000, $83,500, $67,500 and $200,000, respectively (calculated using current annual base salaries) and to provide medical benefits for one year (as described above). The obligation of the Surviving Corporation to honor these arrangements is acknowledged by the Purchaser under the Merger Agreement.

OTHER ARRANGEMENTS

    In November, 1989, the Company and a trust established for the benefit of Mr. and Mrs. Ashton's beneficiaries entered into an agreement pursuant to which the Company will pay the premiums for two survivorship life insurance policies on the lives of Mr. and Mrs. Ashton. Benefits become payable when both have died, and the Company will have an interest in the death benefits equal to the amount it has paid for these policy premiums. Under the agreement, the Company's obligation to make annual premium payments continues until the earliest of: (1) the deaths of both Mr. and Mrs. Ashton; (2) the Company shall have made 12 payments of the full annual cash premiums; (3) the Company shall have paid an aggregate of $1,500,000 for premiums; or (4) the premium payment next due after the year in which premiums may be paid in full from the sum available from dividends or other sums generated by the policies. The payment for these policies for fiscal 1996 was $116,814.

    The Company and Frank's have loaned money to certain key employees of the Company for the purpose of enabling them to purchase shares of the Company's Common Stock or, in certain cases, debentures. These loans, approved by the Compensation Committee of the Company's Board of Directors (the "Company Board"), are evidenced by interest-only promissory notes payable in lump sum payments five years from the dates made and bearing interest at the rate of 6% per annum. The executive officers, other than Mr. Ashton, who is discussed below, had such loans outstanding as of November 25, 1997 in the following principal amounts: Robert M. Lovejoy, Jr., $151,614; James R. Simpson, $90,351; and William C. Boyd, $44,744. The amounts outstanding on November 25, 1997 were the largest aggregate principal amounts outstanding during fiscal 1997 to date. During fiscal 1997, the Compensation Committee extended by five years a loan to each of Mr. Lovejoy and Mr. Simpson in the principal amount of $49,851 and $21,394 respectively, which are included in the amount outstanding on November 25, 1997. In June 1997, the Compensation Committee approved the forgiveness of the principal amount of, and all accrued and unpaid interest on, the outstanding loans to each of Messrs. Lovejoy, Simpson and Boyd from the Company and to defray the Company's tax withholding

                                       3
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obligations with respect thereto in the event of a change in control of the
Company, provided such executive is then employed by the Company. As of November 25, 1997, the outstanding principal amounts on Messrs. Lovejoy's, Simpson's and Boyd's loans were $151,614, $90,351, and $44,744, respectively, each of which will be forgiven upon consummation of the Offer.

    On August 22, 1990, Mr. Ashton had outstanding deferred payments on options totaling $831,250, which were then due the Company. On that date, Frank's made a loan to Mr. Ashton in the amount of $831,250, the proceeds of which were used to pay the outstanding deferred payments due the Company. The loan from Frank's was evidenced by a promissory note bearing interest at the rate of 6% and payable in full on August 22, 1995 (the "Old Note"). Mr. Ashton elected to prepay $177,294 of the Old Note in March, 1991 and $25,000 in February, 1992. On August 22, 1995, Frank's authorized the cancellation of the Old Note and the issuance of a new loan to Mr. Ashton due August 22, 2000 in the principal amount of $628,956, bearing interest at 6% per annum, subject to Mr. Ashton's payment of interest on the Old Note in the amount of $8,479.

    On March 7, 1991, Mr. Ashton elected to defer the payment of the purchase price from the exercise of options for 225,000 shares of Common Stock in the amount of $1,381,253, which was due March 6, 1996. Mr. Ashton elected to prepay $25,000 of this loan in March, 1993. On March 6, 1996, Frank's made a loan to Mr. Ashton in the amount of $1,356,253, the proceeds of which were used to pay the outstanding deferred payments due the Company. The loan from Frank's was evidenced by a promissory note bearing interest at the rate of 6% and payable in full on March 6, 2001.

    On December 30, 1992, Mr. Ashton elected to defer the payment of the purchase price from the exercise of options for 60,000 shares of Common Stock in the amount of $495,000 which would be due on December 29, 1997.

    The Compensation Committee approved, effective June 2, 1997, a reduction in the $2,480,208.50 aggregate principal amount of the promissory notes given by Mr. Ashton to the Company to $1,231,341. The outstanding principal amount on such promissory note was thereby reduced to the amount equal to the aggregate fair market value on June 2, 1997 of the Shares purchased with the proceeds of the original promissory notes. As of November 25, 1997, the Company held a promissory note from Mr. Ashton in the principal amount of $1,231,341.

DIRECTORS

    During fiscal year 1992, Mr. Alden, a Director, exercised an option for 15,000 shares and elected to defer the purchase price of the option, as provided by the terms of the Company's Directors' Stock Option Plan then in effect. Mr. Alden executed a promissory note in the amount of $109,650 due five years from the date of execution with interest at the rate of 6% per annum. Mr. Alden also elected to borrow from the Company, on the same terms as noted above, an amount equal to his tax liability as a result of the exercise, as provided by such plan. As of November 25, 1997, the amount of indebtedness outstanding under Mr. Alden's notes was $123,650.

    Mr. Alden serves as trustee of a pension trust maintained by the Company and one of its subsidiaries. Mr. Alden received a total of $27,000 in 1996 in compensation from this trust for serving in this capacity.

    Upon reaching age seventy-five or after ten years of service as a Director, provided either event has occurred prior to consummation of the Offer, each non-employee Director of the Company Board becomes eligible to retire from the Company Board and, upon retirement, continues to receive an annual retainer fee (which, as of November 25, 1997, would not exceed $30,000 per year) for a number of years equal to the number of years served as a Director. The Company has agreed that until all Directors serving on the Company Board as of November 25, 1997 (the "Current Directors") have terminated their service as Directors, the Company shall take all commercially reasonable steps to continue to make

                                       4
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third-party life insurance company coverage available to each Current Director who continues to serve as a Director on a basis no less favorable (including, without limitation, face amount of coverage and allocation of cost) than the current basis, and that the Company shall use its best efforts to maintain the feature of its group life insurance policy which enables a Director whose service is terminated to obtain continuing life insurance in the same face amount as his coverage immediately prior to termination without a physical examination, at the insurer's normal individual rates and at the expense of the Director. Under the Merger Agreement, the Purchaser has acknowledged the obligation of the Surviving Corporation to honor these arrangements.

EMPLOYEE AND DIRECTOR STOCK OPTIONS

    The Company maintains the General Host Corporation 1986 Stock Incentive Plan, General Host Corporation 1996 Stock Incentive Plan, General Host Corporation Directors' Stock Option Plan, and the 1994 General Host Corporation Non-Employee Directors Stock Option Plan (collectively, the "Plans"). The Plans provide for the grants of stock options to purchase Shares to certain employees and non-employee directors of the Company ("Options"). In the event of a change in control of the Company (as defined in the applicable plans), unless otherwise directed by resolution of the Company Board, within 30 days after such event, all of the outstanding Options and SARs under the Plans shall become exercisable and any restrictions on outstanding shares of restricted stock under the Plans shall lapse. As of November 25, 1997 there were no outstanding shares of restricted stock or SARs.

    Under the Merger Agreement, the Company has agreed to take all action necessary to cause any outstanding Options which are exercised after the Effective Time, to be exercisable solely for a payment in cash from the Company upon exercise equal to the product of (x) the total number of Shares subject to such Option and (y) the excess (if any) of the per share consideration received by shareholders in the Merger over the exercise price per Share for such Option. Based on the number of Options held by the directors and executive officers of the Company as of November 25, 1997, the exercise price per Share of such Option and Offer consideration of $5.50, each of Messrs. Ashton, Alden, Forster, Fortunato, Harley, Hoornstra, Johnson, and Townsend and Ms. Sant Albano would be entitled to $1,249,314, $39,249, $39,249, $39,249, $39,249, $39,249, $39,249,
$741,570, and $30,363 respectively, on the exercise of their Options following the Effective Time.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE COMPANY BOARD

    The Company Board has unanimously approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and has determined that the Offer and the Merger are fair to and in the best interests of the Company's shareholders, and unanimously recommends that the Company's shareholders accept the Offer and tender their Shares in the Offer.

    A letter to the Company's shareholders communicating the Company Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 3 and 4, respectively, and are incorporated herein by reference.

    (B) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

BACKGROUND

    In early February 1997, Cypress requested a meeting with Harris J. Ashton, the Company's Chairman, Chief Executive Officer and President, to discuss a possible transaction with the Company. On February 26, 1997, representatives of Cypress met with Mr. Ashton and expressed a preliminary interest in exploring a possible transaction. On March 25, Cypress entered into a confidentiality agreement with the Company and was thereafter provided certain financial and operating information by the Company.

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    On April 10, 1997, Mr. Ashton met with representatives of Cypress at which meeting Cypress reconfirmed its interest in engaging in a potential transaction involving the acquisition of the Company. Mr. Ashton indicated that after the Company's release of first-quarter results in mid-June he would be willing to discuss a possible transaction depending on Cypress' valuation of the Company. Following the April 10 meeting, the Company and Cypress had intermittent contacts regarding a possible transaction.

    In April 1997, a second party approached the Company expressing an interest in engaging in a possible transaction and entered into a confidentiality agreement with the Company. In connection with such preliminary interest, the Company provided certain financial and operating information to the second party. After concluding a limited amount of due diligence, the party advised the Company that it was not in a position to further pursue discussions concerning a proposed transaction.

    On July 2, 1997, after having conducted preliminary discussions with and reviewing information regarding the Company, Cypress expressed an interest in acquiring all or a controlling interest of the Company's main operating subsidiary, Frank's. No firm proposal was made by Cypress at that time. The Company subsequently informed Cypress that it had determined a transaction involving Frank's would have significant adverse tax consequences.

    On July 11, 1997, the Company engaged Credit Suisse First Boston Corporation ("Credit Suisse First Boston") as its exclusive financial advisor with respect to the Company's continuing review of strategic and financial planning matters, including the possible sale of the Company or Frank's.

    Over the next several months, Cypress conducted additional due diligence on the business, operations and financial performance of the Company, which included meetings with the Company's management in Detroit, Michigan and other locations.

    In September 1997, a third party approached the Company and expressed a preliminary interest in pursuing a stock-for-stock transaction with the Company. Management engaged in several discussions with the third party in connection with a possible transaction, but after the third party refused to enter into a confidentiality agreement, the Company declined to provide the third party with confidential information regarding the Company and its businesses.

    In late September, before having completed due diligence, Cypress indicated to representatives of the Company that based on information it had received and reviewed to date, it would be interested in discussing a potential transaction involving the acquisition of the Company for a per share price of at least $5.00. After considering such expression of interest, the Company responded that it believed a higher price was justified but that it would continue to discuss a potential transaction with Cypress.

    In October and early November of 1997, the Company and Cypress continued discussions regarding a possible transaction, including a meeting at the Company's headquarters in Stamford, Connecticut between Mr. Ashton and James A. Stern, Chairman of Cypress L.L.C., David Spalding, Vice Chairman of Cypress L.L.C., and Bahram Shirazi, a principal of Cypress L.L.C., and at which Cypress proposed a cash acquisition at $5.00 per share. After the October 27 meeting, the parties began to discuss the possibility of Cypress permitting shareholders who elected to do so to retain a minority equity interest in the Company following a transaction.

    On November 5, 1997, Cypress submitted a written proposal to acquire the Company in a tender offer for all of the outstanding shares of the Company at $5.50 per share in cash to be followed by a merger pursuant to which shareholders would be given the election to retain up to 10% of the outstanding shares. Cypress' proposal was subject to certain conditions, including, among other things, a successful tender offer and consent solicitation for a majority of the outstanding principal amount of the Company's 11 1/2% Senior Notes due 2002. Cypress' proposal outlined, among other things, the structure and timing of a proposed transaction, the form of consideration to be received by shareholders and

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Cypress' financing commitments necessary to finance the Offer and the Merger and included a commitment letter with respect to the senior bank financing which would be used to finance the debt tender offer and refinance the Company's other existing debt.

    On November 6, 1997, the Company Board met in executive session to discuss the progress of discussions with Cypress. Mr. Ashton provided an update of the negotiations with Cypress, the form of consideration being proposed to be received by shareholders and the price range Cypress had indicated it was willing to pay in a proposed transaction. The Company Board indicated to Mr. Ashton that he should continue to explore the feasibility of a transaction to determine whether it would be in the best interests of shareholders.

    Beginning on November 7, 1997, the Company's legal and financial advisors commenced negotiations with Cypress and its legal advisors with respect to the terms of a possible merger agreement. On November 8, Cypress' legal counsel distributed draft documentation to the Company's legal counsel.

    Discussions continued during the week of November 9.

    On November 14, 1997, Cypress informed the Company and Credit Suisse First Boston that it needed time to evaluate any further proposal in light of preliminary information Cypress had requested and received from the Company that day regarding results for the Company's third fiscal quarter (see Section 7 of the Offer to Purchase). That night, the Company Board met at dinner in New York City and discussed the progress of the negotiations with Cypress as well as the economic and market conditions affecting the Company, including the Company's current financial condition and prospects.

    On November 15, 1997, the Company Board held a special meeting to discuss the proposed transaction with Cypress. At the special meeting and with the advice and assistance of the Company's financial and legal advisors, the Company Board discussed, among other things, certain strategic, financial and legal considerations concerning a possible transaction with Cypress, the terms of Cypress' most recent indication of interest, the potential impact on the Company's shareholders of a transaction with Cypress at the prices being suggested by Cypress, and the terms and conditions of the most recent draft of a proposed merger agreement. The Company Board also considered the reputation of Cypress in the financial community, the transactions Cypress has completed in the past and its ability to consummate a transaction. No decision was reached by the Company Board at the meeting, but it was the consensus of the directors that the Company's management and the Company's legal and financial advisors should continue to hold discussions with Cypress and report back to the Company Board once a firm proposal had been made by Cypress and the open issues discussed at the meeting were resolved.

    During the week of November 16, 1997, representatives of the Company and the Company's legal and financial advisors continued negotiations with representatives of Cypress and Cypress' legal advisors concerning the terms and conditions of a proposed merger agreement.

    On November 19, Cypress informed the Company and Credit Suisse First Boston that, in light of the preliminary third-quarter information (see Section 7 of the Offer to Purchase), it would be interested in making a proposal to acquire all outstanding shares of the Company for $5.25 cash per share. On November 20, after further discussions, Cypress agreed to increase its proposal to $5.50 per share.

    On November 21, 1997, the Company Board held a special meeting to review, with the advice and assistance of the Company's financial and legal advisors, the proposed terms and conditions of the proposed Merger Agreement. At such meeting, Credit Suisse First Boston provided an oral opinion (which was subsequently confirmed in writing) that, as of such date and based upon and subject to the matters discussed with the Company Board, the cash consideration to be received by the holders of the Company Common Stock in the Offer and the Merger was fair from a financial point of view to such holders, and the Company's legal counsel advised the Company Board of the recent changes made to the proposed merger agreement. Following the Company Board's review of the terms of the Offer and

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the Merger, the Company Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's shareholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, authorized the execution and delivery of the Merger Agreement, recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer, and recommended that the Company's shareholders approve and adopt the Merger Agreement. The Company Board also approved postponing the Distribution Date (as defined in the Rights Agreement) until December 31, 1997 and to amend the Rights Agreement to make the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement.

    On November 22, 1997, the Company and Purchaser executed the Merger Agreement. On November 24, 1997, the Company and Cypress issued a press release announcing the execution of the Merger Agreement.

REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE COMPANY BOARD

    In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors including:

        1. The terms and conditions of the Merger Agreement, including the amount and form of consideration offered to shareholders in the Offer and the Merger and the likelihood that the proposed Offer and Merger would be consummated;

        2. The historical market prices and the recent trading activity of the Shares, including the fact that the Offer Price represents a premium of approximately 60% over the reported closing price of the Shares on the NYSE on the last full trading day preceding the public announcement of the execution of the Merger Agreement;

        3. The Company Board's knowledge regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of the Company if it remains independent; and (b) the strategic alternatives available to the Company;

        4. The presentations of Credit Suisse First Boston at the meetings of the Company Board held on November 15, 1997 and November 21, 1997 and the opinion of Credit Suisse First Boston expressed orally at the November 21, 1997 meeting (and subsequently confirmed in writing), that, as of such date and based upon and subject to the matters discussed with the Company Board, the cash consideration to be received by the holders of Company Common Stock in the Offer and the Merger was fair from a financial point of view to such holders. THE FULL TEXT OF THE OPINION OF CREDIT SUISSE FIRST BOSTON, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS EXHIBIT 5 AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY;

        5. The extensive arms-length negotiations between the Company and Cypress leading to the belief of the Company Board that $5.50 per Share represented the highest price per Share that could reasonably be obtained with Cypress or otherwise;

        6. That the Offer and the Merger provides for a prompt cash tender offer for all Shares, thereby enabling the Company's shareholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time, to be followed by a merger in which shareholders will receive the same consideration as received in the tender offer;

        7. The business reputation and capabilities of Cypress and its management, and Cypress' financial strength and commitments, including its ability to finance the Offer;

        8. The fact that pursuant to the Merger Agreement the Company is not prohibited from responding to any unsolicited Acquisition Proposal (as defined in the Merger Agreement) to acquire the Company, to the extent that the Company Board determines in good faith, based upon the advice of its outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information or to approve such an Acquisition Proposal would reasonably be expected to violate the Company Board's fiduciary duties; and

        9. The Company Board's belief that the termination provisions, including all termination fees, in the Merger Agreement would not represent an obstacle to an Acquisition Proposal.

        10. The terms of the Support Agreement, including the commitment of Mr. Ashton to tender approximately 6.3% of the outstanding Shares in the Offer and the fact that the Support Agreement terminates upon termination of the Merger Agreement.

    The Company Board recognized that consummation of the Offer and the Merger will deprive current shareholders of the Company the opportunity to participate in the future growth prospects of the Company and therefore in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of operations and future prospects of the Company are adequately reflected in the $5.50 per Share.

    The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, including the factors described above, the Company Board did not find it necessary or practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

    It is expected that if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Company Board, will continue to manage the Company as an on-going business.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to the terms of a letter agreement dated as of July 11, 1997 (the "Letter Agreement"), the Company retained Credit Suisse First Boston as its exclusive financial advisor with respect to the Company's continuing review of strategic and financial planning matters, including the possible sale of the Company or Frank's.

    Pursuant to the Letter Agreement, the Company agreed to pay Credit Suisse First Boston, upon execution thereof, a financial advisory fee of $100,000, which would be fully creditable against any transaction fee thereafter paid. The Company also agreed to pay Credit Suisse First Boston, upon the first closing of any Sale (which was defined in the Letter Agreement to include the Offer and the Merger), a transaction fee in an amount equal to 1% of the total fair market value at the time of closing of all consideration (including cash, securities, property, all debt remaining on the financial statements of the Company and other indebtedness assumed by an acquiror and any other form of consideration) paid or payable or otherwise distributed to the Company or its stockholders in a Sale.

    The Company also agreed to reimburse Credit Suisse First Boston for all out-of-pocket expenses incurred by Credit Suisse First Boston (including the fees and expenses of its legal counsel) resulting from or arising out of the engagement, and to indemnify Credit Suisse First Boston and its affiliates (and their respective officers, directors, partners, employees, controlling persons and agents) against certain liabilities arising out of or in connection with Credit Suisse First Boston's engagement, including any such liabilities under the federal securities laws.

    Credit Suisse First Boston will act as co-dealer manager for the debt tender offer for the Company's 11 1/2% Senior Notes due 2002. In the ordinary course of their business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of the Company for Credit Suisse First Boston's and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's shareholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's shareholders.

    References are hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are filed herewith as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Offer to Purchase.+

Exhibit 2  Letter of Transmittal.+

Exhibit 3  Letter to Shareholders.*+

Exhibit 4  Press Release issued by General Host Corporation and the Cypress Group L.L.C. on
           November 24, 1997 (incorporated by reference to the Company's Current Report on
           Form 8-K filed on November 25, 1997).

Exhibit 5  Opinion of Credit Suisse First Boston Corporation dated November 21, 1997.*+

Exhibit 6  Agreement and Plan of Merger, dated as of November 22, 1997, by and among
           General Host Corporation and Cyrus Acquisition Corp. (incorporated by reference to the Company's Current Report on Form 8-K filed on November 25, 1997).

Exhibit 7  Support Agreement, dated as of November 22, 1997, by and among Cyrus Acquisition
           Corp. and Harris J. Ashton (incorporated by reference to the Company's Current
           Report on Form 8-K filed on November 25, 1997).

Exhibit 8  Employment Agreement between General Host Corporation and Harris J. Ashton dated as of January 1, 1992 (the "Employment Agreement") (incorporated by reference to the Company's 1992 Form 10-K, Exhibit 10(a), File No. 1-1066) as amended by the
           First Amendment, dated as of June 30, 1997, to the Employment Agreement
           (incorporated by reference to the Company's Form 10-Q for the quarter ended
           August 10, 1997 Exhibit 10).

Exhibit 9  Summary of severance arrangements between General Host Corporation and certain executive officers.+

Exhibit    General Host Corporation Amended and Restated 1986 Stock Incentive Plan
10         (incorporated by reference to the Company's 1992 Proxy Statement, dated April
           16, 1992, Exhibit A).

Exhibit    General Host Corporation 1996 Stock Incentive Plan (incorporated by reference to
11         the Company's Proxy Statement for its fiscal year ended January 28, 1996,
           Exhibit A).

Exhibit    General Host Corporation Director's Stock Option Plan (incorporated by reference
12         to the 1991 Form 10-K, Exhibit 10(e), File No. 1-1066).

Exhibit    General Host Corporation 1994 Non-Employee Directors Stock Option Plan
13         (incorporated by reference to the 1995 Form 10-K Exhibit 10.05(a), File 1-1066).

------------------------

*   Included in copies of Schedule 14D-9 mailed to shareholders.

+   Filed herewith.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 1997

                                GENERAL HOST CORPORATION

                                By:  /s/ HARRIS J. ASHTON
                                     -----------------------------------------

                                          Name:Harris J. Ashton

                                          Title:
                                               Chairman of the Board,

                                               President and Chief Executive
                                               Officer

                                                                      SCHEDULE I

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

    This Information Statement is being mailed on or about November 25, 1997 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of General Host Corporation, a New York corporation (the "Company"), to the holders of record of shares of common stock, par value $1.00 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to a majority or more of the seats on the Board of Directors of the Company (the "Company Board").

    On November 22, 1997, the Company and Cyrus Acquisition Corp., a New York corporation ("Purchaser") formed by the Cypress Group L.L.C. ("Cypress L.L.C."; together with its affiliates, "Cypress"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Purchaser will commence a tender offer (the "Offer") for all outstanding Shares at a price of $5.50 per Share, net to the seller in cash, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, Cypress will own all outstanding capital stock of the Company.

    The Merger Agreement provides that, promptly after the purchase of two-thirds of the outstanding Shares pursuant to the Offer, Purchaser shall be entitled to designate directors (the "Purchaser Designees") on the Company Board as will give Purchaser representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as Purchaser may request to cause the Purchaser Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

    The information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

    The Merger Agreement provides that, subject to applicable law, immediately upon the purchase of Shares by the Purchaser pursuant to the Offer, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser and any of its affiliates bears to the total number of Shares then outstanding. Following consummation of the Offer the Company has agreed to take all action to cause the Purchaser Designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors. The Company has also agreed, subject to applicable law, to use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the board of
(i) each committee of the Company Board, and (ii) each board of directors of each subsidiary of the Company. Notwithstanding the foregoing, until the Effective Time of the Merger, the

Company Board will use its best efforts to have at least one director on the Company Board who is a director and who is not an employee of the Company on the date of execution of the Merger Agreement.

    The Purchaser Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the following individuals owns any Shares. In addition, none of the following individuals is a director of, or holds any position with, the Company. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below.

    Although, depending on the number of Shares tendered in the Offer, Purchaser may initially have the right to designate more Purchaser Designees than the number listed below, it has informed the Company that, without limiting its rights under the Merger Agreement in any way, it does not currently intend to do so.

    Joseph R. Baczko (age 52) has been a private investor since 1993. From 1991 to 1992, Mr. Baczko served as President, Chief Operating Officer and director of Blockbuster Entertainment Corp. Prior to joining Blockbuster, he was President of the International Division of Toys "R" Us, Inc. from 1983 to 1990.

    James A. Stern (age 47) has been Chairman of Cypress L.L.C. since its formation in April 1994. Prior to joining Cypress, Mr. Stern spent his entire career with Lehman Brothers Inc., most recently as head of the Merchant Banking Group. He served as head of Lehman's High Yield and Primary Capital Markets Groups, and was co-head of Investment Banking. In addition, Mr. Stern was a member of Lehman's Operating Committee. Mr. Stern is a director of Amtrol Inc., Cinemark USA, Inc., Lear Corporation, Noel Group, Inc., R.P. Scherer Corporation and Genesis ElderCare Corp.

    Jeffrey P. Hughes (age 57) has been a Vice Chairman of Cypress L.L.C. since its formation in April 1994. Prior to joining Cypress, he was a Managing Director at Lehman Brothers Inc. since 1976, most recently in the Merchant Banking Group from 1989 to 1994.

    James L. Singleton (age 41) has been a Vice Chairman of Cypress L.L.C. since its formation in April 1994. Prior to joining Cypress, he was a Managing Director in the Merchant Banking Group of Lehman Brothers Inc. Mr. Singleton is a director of Cinemark USA, Inc., L.P., Williams Scotsman, Inc. and Genesis ElderCare Corp.

    David P. Spalding (age 43) has been a Vice Chairman of Cypress L.L.C. since its formation in April 1994. Prior to joining Cypress, he was a Managing Director in the Merchant Banking Group at Lehman Brothers Inc. from February 1991 to April 1994. Mr. Spalding is a director of Lear Corporation, Amtrol Inc. and Williams Scotsman, Inc.

    Bahram Shirazi (age 33) has been a Principal of Cypress L.L.C. since its formation in April 1994. Prior to joining Cypress, he was a Vice President in the Merchant Banking Group at Lehman Brothers Inc. from 1992 to 1994.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The members of the Board of Directors of the Company are classified into three classes, one of which is elected at each Annual Meeting of Shareholders to hold office for a three-year term and until successors of such class have been elected and qualified. The following table and text set forth, as of November 25, 1997, as to each director, his or her age, principal occupation and business experience and the period during which each has served as a director of the Company. See "Board Committees and Meetings" below for information concerning the composition of Board committees.

                                                                                   SERVED AS
                                NAME                                             DIRECTOR SINCE                AGE
--------------------------------------------------------------------  ------------------------------------  ---------
DIRECTORS -- TERM EXPIRING 2000
Edward H. Hoornstra.................................................  June 1970                                    76
Charles B. Johnson..................................................  September 1969                               64
Kelly Ashton Sant Albano............................................  December 1994                                33

DIRECTORS -- TERM EXPIRING 1998
C. Whitcomb Alden, Jr...............................................  May 1965                                     82
Philip B. Harley....................................................  March 1973                                   79
Richard W. Haskel...................................................  February 1981                                64

DIRECTORS -- TERM EXPIRING 1999
Harris J. Ashton....................................................  May 1965                                     65
Christopher A. Forster..............................................  March 1974                                   65
S. Joseph Fortunato.................................................  April 1993                                   65

    Mr. Ashton has been principally employed for more than the past five years as Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Ashton is a director or trustee of numerous Franklin/Templeton mutual funds. He is also a director of RBC Holdings (USA) Inc., a wholly-owned subsidiary of The Royal Bank of Canada. Mr. Ashton is the father of Ms. Sant Albano.

    Mr. Alden has been principally engaged for more than the past five years as a financial consultant and private investor.

    Mr. Forster retired as a Managing Director of Marsh & McLennan, Incorporated, an insurance broker, on July 1, 1993, a position he had held for more than five years before that date.

    Mr. Fortunato has been a partner of the law firm of Pitney, Hardin, Kipp & Szuch for more than the past five years. He is also a director or trustee of numerous Franklin/Templeton mutual funds.

    Mr. Harley, a private investor, retired from the boards of numerous mutual funds of the Keystone Group, Inc. on December 31, 1994, positions he had held for more than five years before that date.

    Mr. Haskel has been President of Haskel Enterprises, Inc. (d/b/a the Delphos Group), a consulting company involved in management consulting and acquisitions, for more than the past five years. Prior to June 1, 1995, Mr. Haskel had been affiliated with the business brokerage firm of Country Business, Inc. for more than five years.

    Mr. Hoornstra has been President of Del-Tem Investment Corporation, a closely-held investment and real estate management company, for more than the past five years. Mr. Hoornstra was Vice Chairman of the Board of the Company and President of its Specialty Retailing Group for more than five years prior to his retirement in December 1986.

    Mr. Johnson has been President and a director of Franklin Resources, Inc., a financial holding company, and President of Franklin Distributors, Inc., a mutual fund management company, for more than the past five years. He is also President and a trustee of Franklin Tax-Free Trust, and a director or trustee of numerous Franklin/Templeton mutual funds.

    Ms. Sant Albano received a B.A. degree from Yale University and an M.B.A. degree from Harvard Business School. She completed the Macy's executive training program and worked in both store-line and management positions at Macy's prior to 1990 and at Bloomingdale's from June 1992 to June 1993. Since 1993, Ms. Sant Albano has been a private investor.

BOARD COMMITTEES AND MEETINGS

    Executive Committee -- This Committee, which exercises, to the extent permitted by New York law, all of the powers of the Board during the intervals between Board meetings, consists of Harris J. Ashton (Chair), Richard W. Haskel and Charles B. Johnson. During fiscal year 1996, the Executive Committee held no meetings.

    Audit Committee -- This Committee, which monitors the activities of the Company's auditors and reports on such activities to the Board, consists of Charles B. Johnson (Chair), Richard W. Haskel and Kelly Ashton Sant Albano. During fiscal year 1996, the Audit Committee held two meetings.

    Compensation Committee -- This Committee, which evaluates and approves the compensation of executive officers and members of management of the Company and has overall responsibility for the Company's compensation policies, consists of Philip B. Harley (Chair), C. Whitcomb Alden, Jr. and Christopher A. Forster. During fiscal year 1996, the Compensation Committee (the "Committee") held two meetings.

    The Company's Board of Directors (the "Company Board") has no nominating committee.

    The Company Board held six meetings during fiscal year 1996. Each director attended at least 75% of the aggregate number of meetings of the Company Board and the committees of the Company Board on which the director served. Each director attended at least 75% of the aggregate number of meetings of the Company Board and the committees of the Company Board on which the director served.

COMPENSATION OF DIRECTORS

    Each of the non-management directors of the Company receives fees of $30,000 per annum and $750 for each Company Board and committee meeting attended. During fiscal year 1996, there were six meetings of the Company Board and a total of four meetings of its committees. The directors also participate in certain benefit programs generally available to Company employees.

    Upon reaching age seventy-five or after ten years of service as a director, provided either event has occurred prior to consummation of the Offer (as hereinafter defined), each non-employee director of the Company becomes eligible to retire from the Board and, upon retirement, continues to receive an annual retainer fee (which, as of November 25, 1997, would not exceed $30,000 per year) for a number of years equal to the number of years served as a director. The Company has agreed that until all directors serving on the Company Board as of November 25, 1997 (the "Current Directors") have terminated their service as Directors, the Company shall take all commercially reasonable steps to continue to make third-party life insurance company coverage available to each Current Director who continues to serve as a director on a basis no less favorable (including, without limitation, face amount of coverage and allocation of cost) than the current basis, and that the Company shall use its best efforts to maintain the feature of its group life insurance policy which enables a director whose service is terminated to obtain continuing life insurance in the same face amount as his coverage immediately prior to termination without a physical examination, at the insurer's normal individual rates and at the expense of the Director. Under the Merger Agreement, the Purchaser has acknowledged the obligation of the Surviving Corporation to honor these arrangements.

    Under the Company's 1994 Non-Employee Directors Stock Option Plan (the "Directors Plan"), adopted in 1994 and approved by the shareholders in 1995, the Company granted an option to each of the non-employee directors to purchase 25,000 shares of Common Stock, subject to certain adjustments contemplated under the Directors Plan. Upon initial appointment or election to the Board, each non-employee director is granted an option to purchase 25,000 such shares, 20% of which will be exercisable on the date of grant and an additional 20% of which will become exercisable on each grant anniversary date. The Directors Plan contemplates a single grant to each non-employee director. No options were granted under the Directors Plan in fiscal year 1996.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE POLICY

    The Company maintains $17.5 million of insurance providing payment either to the Company for indemnification given its directors or officers, or directly to its directors and officers, for certain liabilities which the Company's directors and officers may incur in their respective capacities. The insurance policy which expired on April 1, 1997 was issued by National Union Fire Insurance Company. The premium paid under that policy in fiscal year 1996 was $275,000. The insurance policy extending from April 1, 1997 to April 1, 1998 was issued by National Union Fire Insurance Company and covers all directors and officers of the Company and its subsidiaries. The premium for the 1997 policy year is $230,000. No claims have been paid under either policy.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, to the best knowledge of the Company, certain information as to the beneficial ownership of the Company's Common Stock as of November 24, 1997 by (i) owners of more than 5% of the outstanding Common Stock of the Company; (ii) each director of the Company; (iii) the executive officers (other than directors) of the Company; and (iv) all directors and executive officers, as a group. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                                                                                            SHARES OF
                                                                                           GENERAL HOST
                                                                                           COMMON STOCK
                                                                                    --------------------------
                                                                                       AMOUNT        PERCENT
                                                                                    BENEFICIALLY       OF
                                BENEFICIAL OWNERS                                    OWNED(1)(2)    CLASS(%)
----------------------------------------------------------------------------------  -------------  -----------
Holders Other Than Directors
  Gabelli Funds, Inc.
    One Corporate Center
    Rye, NY 10580-1434............................................................     2,474,964(3)      10.14

  Basil P. Regan &
    Regan Partners, L.P.
    6 East 43rd Street
    New York, NY 10017............................................................     2,190,430(4)       8.97

Directors
  Harris J. Ashton
        One Station Place
        P.O. Box 10045
        Stamford, CT 06904........................................................     2,304,415(5)       9.21
  C. Whitcomb Alden, Jr...........................................................       471,284(6)       1.93
  Christopher A. Forster..........................................................        36,042        *
  S. Joseph Fortunato.............................................................        49,609        *
  Philip B. Harley................................................................       176,531        *
  Richard W. Haskel...............................................................        31,995        *
  Edward H. Hoornstra.............................................................       345,992(7)       1.42
  Charles B. Johnson..............................................................       164,332(8)      *
  Kelly Ashton Sant Albano........................................................       104,670(9)      *

                                                                                            SHARES OF
                                                                                           GENERAL HOST
                                                                                           COMMON STOCK
                                                                                    --------------------------
                                                                                       AMOUNT        PERCENT
                                                                                    BENEFICIALLY       OF
                                BENEFICIAL OWNERS                                    OWNED(1)(2)    CLASS(%)
----------------------------------------------------------------------------------  -------------  -----------
Executive Officers Other Than Directors
  Robert M. Lovejoy, Jr. .........................................................        59,496        *
  James R. Simpson................................................................        44,855        *
  J. Theodore Everingham..........................................................         3,000        *
  Ernest W. Townsend..............................................................       300,000         1.21
  Scott A. Hessler................................................................        32,105(10)      *
  William C. Boyd.................................................................        33,204        *

All Directors and Executive Officers as a Group (14 persons)(11)..................     4,125,425        16.15

------------------------

*   Represents holdings of less than one percent.

(1) Includes the following numbers of shares of Common Stock held as of November 24, 1997 by the trustee of the General Host Profit Sharing and Savings Plan for the benefit of the following persons: Mr. Ashton, 46,593; Mr. Lovejoy, 4,059; Mr. Simpson, 2,043; Mr. Boyd, 4,050; and all directors and executive officers as a group, 56,745.

(2) Includes the following shares of Common Stock subject to options outstanding and exercisable on or within 60 days after November 24, 1997: Mr. Ashton, 540,000; Mr. Alden, 11,026; Mr. Forster, 11,026; Mr. Fortunato, 27,564; Mr.
    Harley, 11,026; Mr. Haskel, 11,026; Mr. Hoornstra, 11,026; Mr. Johnson, 11,026; Ms. Sant Albano, 11,026; Mr. Lovejoy, 32,700; Mr. Simpson, 20,700;
    Mr. Everingham, 2,000; Mr. Townsend, 300,000; Mr. Boyd, 22,000; and all directors and executive officers as a group, 1,022,146.

(3) Number of shares based on Amendment No. 16 to the Schedule 13D dated July 22, 1997, filed with the Commission by Gabelli Funds, Inc. and GAMCO Investors, Inc. Of these shares, 1,033,879 are receivable by the holders upon conversion of the Company's convertible debentures held by them.

(4) Number of shares based on Amendment No. 2 to Schedule 13D dated April 8, 1997, filed with the Commission by Regan Partners, L.P. and Basil P. Regan. According to Amendment No. 2, Regan Partners, L.P., owns 1,669,330 of such shares, with respect to which it shares voting and dispositive power with Mr. Regan, the general partner of Regan Partners, L.P., and Mr. Regan owns 521,000 of such shares, with respect to which he has sole voting and dispositive power.

(5) Includes 24,802 shares of Common Stock directly owned and 11,710 shares beneficially owned by Mr. Ashton's wife and 68,344 shares of Common Stock owned by a foundation of which Mr. Ashton is an officer. With respect to the foregoing, Mr. Ashton disclaims any beneficial ownership. Also includes 44,497 shares receivable upon conversion of the Company's convertible debentures.

(6) Includes 427,325 shares of Common Stock, as of January 31, 1997, owned by a pension trust of which Mr. Alden is trustee, which is maintained by the Company and one of its subsidiaries.

(7) Includes 330,242 shares held under an Intervivos Trust Agreement dated March 29, 1995, pursuant to which Mr. Hoornstra is grantor and trustee with the sole right to revoke the trust.

(8) Includes 11,710 shares receivable upon conversion of the Company's convertible debentures.

(9) Includes 11,710 shares receivable upon conversion of the Company's convertible debentures and 4,167 shares held as custodian for her son.

(10) This number is as of April 1, 1997, excludes 58,000 options which were exercisable as of such date but subsequently expired and includes 1,116 shares receivable upon conversion of the Company's convertible debentures.

(11) This row does not include shares held by Mr. Hessler who resigned as President and Chief Operating Officer of Frank's on January 13, 1997.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth information concerning the compensation for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended January 29, 1995 (fiscal year 1994), January 28, 1996 (fiscal year 1995) and January 26, 1997 (fiscal year 1996) for (a) those persons who were, at January 26, 1997, (i) the Chief Executive Officer ("CEO") and (ii) the other four most highly compensated executive officers of the Company and (b) Scott A. Hessler, who would have been included as one of the four most highly compensated officers but for the fact that he was no longer serving as an executive officer on that date. The CEO, the four most highly compensated officers and Mr. Hessler will be referred to collectively as the "Named Officers".

                           SUMMARY COMPENSATION TABLE

                                                                                                       LONG-TERM
                                                                                                     COMPENSATION
                                                           ANNUAL                  -------------------------------------------------
                                                        COMPENSATION
                                           --------------------------------------                AWARDS
                                                                         OTHER     ----------------------------------
                                                                        ANNUAL       RESTRICTED        SECURITIES        ALL OTHER
          NAME AND                                                      COMPEN-         STOCK          UNDERLYING        COMPENSA-
     PRINCIPAL POSITION       FISCAL YEAR   SALARY($)   BONUS($)(1)    SATION($)    AWARDS($)(2)     OPTIONS/SARS(#)   TION($)(3)(4)
----------------------------  -----------  -----------  ------------  -----------  ---------------  -----------------  -------------

Harris J. Ashton                    1996      839,400           -0-           --            -0-           300,000      102,599(5)
 Chairman of the Board              1995      824,787           -0-           --            -0-           540,000      109,218
 President and CEO                  1994      754,890       260,000           --            -0-               -0-       97,403

Robert M. Lovejoy, Jr.              1996      180,331           -0-           --            -0-               -0-          576
 Vice President and                 1995      182,774           -0-           --            -0-             3,000          423
 Treasurer                          1994      182,774        50,000           --          6,375               -0-        1,933

James R. Simpson                    1996      164,331           -0-           --            -0-               -0-              523
 Vice President and                 1995      166,774           -0-           --            -0-             3,000              384
 Controller                         1994      166,774        50,000           --          6,375               -0-            1,899

J. Theodore Everingham (6)          1996      125,000           -0-           --            -0-               -0-              416
 Vice President, General            1995       77,778           -0-           --            -0-             2,000              228
 Counsel and Secretary

Scott A. Hessler (7)                1996      307,514           -0-           --            -0-               -0-            1,002
 President and COO                  1995      310,014           -0-           --            -0-            10,000              734
 Frank's Nursery & Crafts,          1994      211,933        80,000      160,187(8)          -0-          100,000              459
 Inc.

William C. Boyd                     1996      163,000           -0-           --            -0-               -0-              543
 Executive Vice President           1995      163,000           -0-           --            -0-               -0-              399
 Frank's Nursery & Crafts,          1994      163,000        10,000           --          6,375               -0-            1,906
 Inc.

------------------------------

(1) Amounts earned under the Executive Compensation Plan of the Company or Frank's Nursery & Crafts, Inc., the wholly-owned subsidiary of the Company ("Frank's"), for services rendered in the respective fiscal years.

(2) The shares awarded vested on January 28, 1996.

(3) Includes the Company's contribution for fiscal year 1994 of 215 shares of Common Stock to each of Mr. Ashton, Mr. Lovejoy, Mr. Simpson and Mr. Boyd under the General Host Profit Sharing and Savings Plan with an approximate value of $1,461.

(4) Includes the portion of the insurance premiums paid by the Company on behalf of the Named Officers for term life insurance in the following amounts in fiscal years 1996, 1995 and 1994, respectively: Mr. Ashton, $11,204, $16,585, $2,061; Mr. Lovejoy, $576, $423, $472; Mr. Simpson, $523, $384,
    $438; Mr. Everingham, $416 (1996), $228 (1995); Mr. Hessler, $1,002, $734,
    $459; and Mr. Boyd, $543, $399, $445.

(5) Of this amount, $4,077 represents the portion of the premiums paid by the Company during fiscal year 1996 on the life insurance policies and $87,318 represents the value of the benefit to Mr. Ashton, projected on an actuarial basis based on the life expectancy of Mr. and Mrs. Ashton, of the remainder of such premiums.

(6) Mr. Everingham became Vice President, General Counsel and Secretary on July 12, 1995.

(7) Mr. Hessler became President and Chief Operating Officer of Frank's on May 23, 1994, and resigned on January 13, 1997. He received certain transition services at Frank's expense and received his salary and certain other benefits through July 13, 1997.

(8) Of this amount, $160,090 represents relocation expenses paid to or on behalf of Mr. Hessler.

OPTION GRANTS

    The table below sets forth certain information regarding grants of stock options pursuant to the Company's Amended and Restated 1986 Stock Incentive Plan (the "1986 Plan") or its 1996 Stock Incentive Plan (the "1996 Plan") during the fiscal year ended January 26, 1997 to the Named Officers.

                     OPTION/SAR GRANTS IN FISCAL YEAR 1996

                                                                                                        POTENTIAL REALIZABLE
                                                                                                          VALUE AT ASSUMED
                                          INDIVIDUAL GRANTS                                               ANNUAL RATES OF
------------------------------------------------------------------------------------------------------      STOCK PRICE
                                                % OF TOTAL OPTIONS/                                       APPRECIATION FOR
                        NUMBER OF SECURITIES      SARS GRANTED TO                                        OPTION TERM($)(4)
                         UNDERLYING OPTIONS/    EMPLOYEES IN FISCAL    EXERCISE OR BASE    EXPIRATION   --------------------
         NAME            SARS GRANTED(#)(1)         1996(%)(2)          PRICE ($/SH)(3)       DATE         5%         10%
----------------------  ---------------------  ---------------------  -------------------  -----------  ---------  ---------

Harris J. Ashton......          300,000                  49.75                3.1875         01/13/02     264,194    583,800

Robert M. Lovejoy,
 Jr...................                0                 --                    --               --          --         --

James R. Simpson......                0                 --                    --               --          --         --

J. Theodore
 Everingham...........                0                 --                    --               --          --         --

Scott A. Hessler......                0                 --                    --               --          --         --

William C. Boyd.......                0                 --                    --               --          --         --

------------------------

(1) The relevant Stock Option Agreement provides that shares may be paid for by delivery of a promissory note bearing interest at a rate determined by the Committee and repayable on such terms as the Committee may from time to time determine. Upon receipt of notice of exercise of an option, the Committee may, in lieu of delivering shares, make an appreciation distribution in cash equal to the difference between the option price and the fair market value of the stock on the date notice of exercise is received multiplied by the number of shares for which the option is exercised. The Committee may authorize a tax loan in an amount equal to the federal, state and local taxes that may be due as a result of the option or SAR exercise. If a change of control (as defined in the 1996 Plan) occurs prior to the date the option becomes exercisable, the option becomes exercisable thirty days after such event unless otherwise directed by a majority of the Board.

(2) The Company granted options representing a total of 603,000 shares to employees in fiscal year 1996.

(3) The option was granted at an option price per share equal to the mean between the high and low sales prices of the Company's Common Stock on the New York Stock Exchange -- Composite Transactions Index on the date of grant, was immediately exercisable for 100% of the shares and has a five-year term.

(4) The dollar amounts are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and are not intended to forecast any possible future appreciation, if any, of the Company's stock price.

OPTION EXERCISES/YEAR-END VALUES

    The following table sets forth information with respect to the unexercised options and/or SARs to purchase the Company's Common Stock granted in fiscal year 1996 and prior years to the Named Officers and held by them as of January 26, 1997.

            AGGREGATED OPTION/SAR EXERCISES IN FISCAL YEAR 1996 AND
                     1996 FISCAL YEAR-END OPTION/SAR VALUES

                                                                                                              VALUE OF
                                                                                                             UNEXERCISED
                                                                                                            IN-THE-MONEY
                                                                                                            OPTIONS/ SARS
                               SHARES ACQUIRED ON                                                             AT FISCAL
            NAME                   EXERCISE(#)      VALUE REALIZED($)                                       YEAR- END($)
-----------------------------  -------------------  -----------------                                       -------------
                                                                              NUMBER OF SECURITIES
                                                                         UNDERLYING UNEXERCISED OPTIONS/
                                                                           SARS AT FISCAL YEAR END(#)
                                                                       -----------------------------------
                                                                                           UNEXERCISABLE
                                                                       EXERCISABLE (1)   -----------------
                                                                       ----------------
Harris J. Ashton.............               0                   0            540,000                  0      $  56,250(2)
Robert M. Lovejoy, Jr. ......               0                   0             32,700              1,800              0(3)
James R. Simpson.............               0                   0             20,700              1,800              0(3)
J. Theodore Everingham.......               0                   0              2,000              3,000              0(3)
Scott A. Hessler.............               0                   0             58,000             42,000              0(3)
William C. Boyd..............               0                   0             22,000                  0              0(3)

------------------------

(1) All of these options are deemed exercisable. However, they include options held by Messrs. Lovejoy and Simpson for 7,500 shares each and by Mr. Boyd for 10,000 shares, which cannot be exercised until the closing price of the Company's Common Stock reaches $12.635 per share, as adjusted for the 1994, 1995 and 1996 stock dividends, and remains at or above $12.635 per share for ten consecutive business days.

(2) Represents the value of an unexercised option to purchase 300,000 shares at $3.1875 per share, based on the average of the high and low prices of the Company's Common Stock on the New York Stock Exchange -- Composite Transactions Index on January 24, 1997 ($3.375 per share). The exercise price of the unexercised option to purchase the other 240,000 shares was greater than such average price.

(3) The average of the high and low prices on the New York Stock Exchange -- Composite Transactions Index of the Company's Common Stock on January 24, 1997 ($3.375 per share) did not exceed the exercise prices of the options and SARs.

COMPENSATION POLICIES

    The Committee, which is comprised of three non-employee directors, is responsible for guiding the Company and Frank's Nursery & Crafts, Inc., the Company's wholly-owned operating subsidiary ("Frank's"), in the development and implementation of the Company's compensation policies, plans and programs. The Company's policies, plans and programs are designed to align levels of compensation with the Company's performance, reward achievement of individual goals, and attract, motivate and retain high performing executives.

    In connection with its responsibility to guide the Company's policies, plans and programs, the Committee approves the annual compensation of the Company's executive officers and other members of management, which consists primarily of base salary, bonus, stock options, restricted stock grants and SARs. The Committee also approves, on an annual basis, the terms of the General Host Executive Compensation Program (the "Program") and the terms of the Frank's Executive Compensation Program (the "Frank's Program").

    The Committee also has the authority to award stock options, restricted stock and SARs to certain officers and key employees of the Company and Frank's pursuant to the terms of the 1996 Plan and had such authority under the 1986 Plan, which expired by its terms on March 19, 1996 (the 1986 Plan and the 1996 Plan together are referred to herein as the "Plan").

    The intended purposes of the Program, the Frank's Program and the Plan are to: (a) promote the interests of the Company and its shareholders by attracting and retaining officers and other key employees of exceptional ability; (b) maximize the Company's long-term success and investment return to shareholders;
(c) provide officers and key employees important to the Company's sustained growth with a proprietary interest and greater incentive to contribute to the success of the Company through ownership of Company shares; and (d) provide long-term incentive opportunities for officers and other key employees which are competitive with those offered by other corporations in the business and geographic areas the Company operates.

    In order to further align the interests of the Company's officers with the interests of the Company's other shareholders, the Committee adopted and implemented the General Host Executive Stock Ownership Policy in January, 1994. The policy requires officers of the Company and Frank's who serve in the capacity of Vice President or above to achieve a minimum ownership target of the Company's Common Stock within five years from the date of initial participation. The target for the CEO is three times salary. The target for Mr. Hessler, who left the Company on January 13, 1997, was three times salary. Mr. Hessler was succeeded as Chief Operating Officer of Frank's on that date by Ernest W. Townsend, who also was elected Executive Vice President of the Company. Mr. Townsend's target is three times salary. Mr. Boyd's target is two times salary, and the target for the others is one times salary.

ELEMENTS OF EXECUTIVE OFFICER COMPENSATION

BASE SALARIES

    The Company maintains salary grades and ranges for its executive officers based on the practices of other companies with revenues and operating characteristics similar to those of the Company and Frank's, geographic criteria and responsibility level. Using the salary grades and ranges as a guideline, the Company establishes salaries at levels necessary to attract and retain talented executive officers and other key employees.

    The Committee's approval of salary increases for executive officers depends on the Company's performance in the prior fiscal year, achievement of individual, non-financial objectives, overall personal performance and placement in the salary grade. The Committee gives no predetermined weight to the achievement of the non-financial objectives established by the executive officers annually, as discussed below, when considering salary increases.

BONUSES

    The Program provides that the executive officers of the Company are eligible to receive bonus payments based on the achievement of corporate profit objectives and specific individual objectives. The profit objectives contained in the Program are based on net income per share of the Company for the fiscal year, as established by the Committee at the beginning of each fiscal year. The individual, non-financial objectives consist of four or five major goals that are individually tailored to each function performed by the executive officers and incorporate the contribution of that individual's department into the overall objectives of the Company. In addition, if the Company achieves a certain "corporate target result" established by the CEO and approved by the Committee in the beginning of each fiscal year, bonuses otherwise earned are increased. At the discretion of the Company, bonuses paid under the Program may be paid in shares of Common Stock of the Company.

    The total bonus payment for Mr. Townsend, as President of Frank's, may not exceed 60% of his base salary, while the total bonus payments for each of the other executive officers may not exceed 48% of their base salaries. Certain restrictions on payments of bonuses exist if the Company does not pay dividends (cash or stock) on its Common Stock or if the Company would report a loss for the applicable fiscal year due to the payment of a bonus. If profit targets are not attained, a reasonable and appropriate bonus may be awarded by the Committee to an individual whose performance was otherwise outstanding.

    Pursuant to the terms of the Frank's Program, certain executive officers of Frank's and other selected management of Frank's are eligible to receive bonuses ranging from 3% to 48% of their base salaries based on the achievement of predetermined levels of operating income and on specific individual objectives as predetermined by the individual's immediate superior and approved by the CEO. The Committee approves the Frank's Program and the levels of operating income at the beginning of each fiscal year. The Frank's Program contains the same general restrictions and features as the Program. Furthermore, at the discretion of the Company, bonuses paid under the Frank's Program may be paid in shares of Common Stock of the Company.

    Although the Committee has the authority to waive performance or profitability criteria under the Program and Frank's Program when awarding salary increases or when granting bonuses, it did not do so, and the executive officers earned no bonuses for services rendered in fiscal year 1996.

OPTIONS AND RESTRICTED STOCK

    The Committee grants options under the Plan to executive officers of the Company and Frank's based on the following considerations: (a) the position and responsibilities of the person being considered; (b) the nature of the services and the accomplishments of the individual; (c) the value to the Company of the services; (d) the individual's present and potential contributions to the success of the Company; and (e) such other factors as the Committee deems relevant to accomplishing the purposes of the Plan, including the value of options currently held by the individual. The purchase price of the Common Stock underlying an option shall not be less than the fair market value of the Common Stock on the day the option is granted. Options granted under the Plan vest in varying percentages over five years from the date of grant. Payment for option shares may be made in (a) cash; (b) Common Stock; (c) a combination of both; or
(d) at the discretion of the Committee, on a case by case basis, by promissory notes. In fiscal year 1996, the Committee awarded non-qualified stock options to each of Messrs. Ashton and Townsend to purchase 300,000 shares of the Company's Common Stock.

CEO COMPENSATION

    Mr. Ashton, the CEO, is subject to an employment contract commencing January 1, 1992 and expiring on December 31, 2000. The terms of the employment contract are set forth under "Employment Contract, Severance Arrangements and Other Arrangements" of this Schedule 14F-1.

    In 1995, upon the elimination of the salary freeze in 1994, the base salary of Mr. Ashton was automatically increased to the 1995 base salary established by the terms of his employment contract. Notwithstanding the fact that his contract provided for a salary increase effective January 1, 1996, Mr. Ashton agreed to freeze his salary in 1996, except for purposes of computing his retirement benefit. Effective January 1, 1997, Mr. Ashton's salary was increased to the 1997 base salary established by the terms of his employment contract. Under his employment contract, Mr. Ashton's base salary is to increase by 5% for each of 1998, 1999 and 2000.

    In January of each year for the following fiscal year, the Committee develops and measures the CEO's non-financial objectives under the Program to determine his eligibility for bonus payments. The CEO is eligible to receive a bonus payment not to exceed 60% of salary based on the combination of Company and individual objectives described above relative to the Program. The CEO was not awarded a bonus under the Program for services rendered in fiscal year 1996.

    Under the terms of his employment contract, the CEO is entitled to receive a stock gain award as an additional incentive to the CEO to concentrate on taking all necessary measures to enhance shareholder value. The CEO did not receive a stock gain award for 1996.

    The retirement benefit was granted to Mr. Ashton by the Company in recognition of what will be, at the expiration of his current employment contract, over 30 years in senior management of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    For the Company's 1996 fiscal year, Mr. Harley (Chair), Mr. Alden and Mr. Forster were the members of the Committee.

    During fiscal year 1992, Mr. Alden exercised an option for 15,000 shares and elected to defer the purchase price of the option, as provided by the terms of the Company's Directors' Stock Option Plan then in effect. Mr. Alden executed a promissory note in the amount of $109,650 due five years from the date of execution with interest at the rate of 6% per annum. Mr. Alden also elected to borrow from the Company, on the same terms as noted above, an amount equal to his tax liability as a result of the exercise, as provided by such plan. The largest aggregate amount outstanding with regard to Mr. Alden's indebtedness to the Company during fiscal year 1996 was $123,650. As of April 1, 1997, the amount of indebtedness outstanding under Mr. Alden's notes was $123,650.

    During fiscal year 1996, Mr. Alden served as trustee of a pension trust maintained by the Company and one of its subsidiaries. Mr. Alden received a total of $27,000 in 1996 in compensation from this trust for serving in this capacity.

             EMPLOYMENT CONTRACT, SEVERANCE AND OTHER ARRANGEMENTS

CEO EMPLOYMENT CONTRACT

    The Company entered into an employment contract, as amended, with Mr. Ashton, commencing January 1, 1992 and continuing until December 31, 2000, pursuant to which Mr. Ashton would be employed as Chairman and Chief Executive Officer of the Company.

    The employment contract provides that Mr. Ashton receive a minimum annual base salary of $917,573 for calendar year 1997, which minimum annual base salary increases by 5% for each of calendar years 1998, 1999 and 2000. If Mr. Ashton becomes permanently disabled, dies or his employment is terminated by the Company during the term of the contract, the Company shall pay him or his estate his annual base salary through the date of termination or, in the event of death or disability, through the end of the month in which the death or disability occurs. He also will receive a lump sum payment in cash equal to the discounted present value of 50% (100% in the event of termination without cause) of the annual base salary he would have received through the end of the contract, or if greater, for the twenty-four months following his termination, death or disability (in which case Mr. Ashton's final annual base salary under the contract would be continued for any part of the twenty-four month period occurring after December 31, 2000). Under the employment contract, Mr. Ashton may elect to deem his employment terminated without cause in the event of a change in control of the Company (including the Offer as defined hereinafter) or a change in any of the material terms and conditions of his employment. A change in control under Mr. Ashton's employment contract would occur upon, among other things, any person becoming a direct or indirect beneficial owner of 20% or more of the voting securities of the Company.

    Under the terms of his employment contract, Mr. Ashton is entitled to a retirement benefit as of January 1, 1998, or, if earlier, upon his termination of employment with the Company for any reason (except certain voluntary terminations prior to a change in control of the Company) in an amount equal to
(i) the then-discounted present value, determined by using a discount rate of 6% per year and the 1971 Group Annuity Table, of a monthly benefit (payable for life) equal to 3% of his average monthly cash salary during the last 36 months of his employment multiplied by the number of years of his service to the Company, less (ii) $3,442,302, representing amounts previously paid to Mr. Ashton on account of such retirement benefit, plus imputed after-tax earnings thereon.

    Under the employment contract, Mr. Ashton is entitled to participate in the Company's incentive compensation plans and programs generally available to the Company's senior executives, and upon execution of the employment contract was granted an option to purchase 300,000 shares of the Company's Common Stock. Mr. Ashton is also entitled to receive a stock gain award determined at the end of each calendar year based on the excess of the average of the weekly closing prices for the Company's Common Stock for the year over the greater of (i) $7.50 (representing the average of the weekly closing price for 1991) increased by 4% each year and (ii) the average of the weekly closing prices for the last year for which a stock gain award was paid. The excess, if any, is then multiplied by the product of 2% and the average number of shares outstanding for the applicable year.

    During the term of the employment contract, Mr. Ashton is entitled to participate in all employee benefit programs and shall be reimbursed for any medical or dental expenses incurred by him or any members of his immediate family under the age of 26 or living at home, to the extent not otherwise paid under Company-sponsored plans or programs. Mr. Ashton and his wife are also entitled to fully paid medical benefits, consistent with those paid under the contract, for the rest of their lives.

    Mr. Ashton is entitled under the employment contract to indemnification consistent with Section 26 of the By-Laws as in effect on January 1, 1992.

    If any payments to be made to Mr. Ashton under the employment contract are subject to an excise tax under Section 4999 of the Internal Revenue Code, the Company shall pay Mr. Ashton an additional amount which, after income and further excise taxes, equals such excise tax.

    Under the terms of the employment contract and the Agreement and Plan of Merger between Cyrus Acquisition Corp. ("Cyrus") and the Company dated as of November 22, 1997 (the "Merger Agreement"), providing for a tender offer for all of the outstanding shares of the Company's Common Stock for $5.50 (the "Offer") consummation of the Offer would constitute a change in control as defined in the employment agreement. Upon consummation of the Offer, Mr. Ashton may elect to deem his employment terminated without cause and would be entitled to severance, retirement and other benefits in an amount equal to approximately $7.1 million, excluding on-going benefits and tax gross-ups. The Company expects that Mr. Ashton will terminate his employment shortly after consummation of the Offer.

SEVERANCE AND OTHER ARRANGEMENTS

    The Company has severance arrangements with each of the following four executives of the Company and its subsidiary, Frank's: Robert M. Lovejoy, James
R. Simpson, J. Theodore Everingham
and Ernest W. Townsend. Severance benefits are payable to each of the four executives only in the event of a termination by the Company without cause or a termination by the executive with good reason and only if such termination occurs between the date of the execution of the Merger Agreement and the first anniversary of the effective time of the Merger. Within five days following any such qualifying termination of an executive's employment, the Company will pay the executive a lump sum, based on the higher of the executive's annual base salary immediately prior to the execution of the Merger Agreement or the annual base salary immediately prior to the executive's termination of employment. In the case of Mr. Lovejoy, the lump sum will be equal to 100% of such annual base salary. In the case of Messrs. Simpson, Everingham and Townsend, the lump sum will be equal to 50% of such annual base salary. In addition to the severance payment, the Company will also pay all COBRA premiums for and provide to each executive who has such a qualifying termination of employment continuing medical insurance benefits which are substantially similar to the benefits provided him immediately prior to the date of execution of the Merger Agreement (including any coverage for spouse and dependents) for a period of one year. In the event Messrs. Lovejoy's, Simpson's, Everingham's or Townsend's employment is terminated on or before the first anniversary of the effective time of the Merger by the Company without cause or by such executive for good reason, the Company would be obligated to pay each of Messrs. Lovejoy, Simpson, Everingham and Townsend, $183,000, $83,500, $67,500 and $200,000, respectively (calculated using current annual base salaries) and to provide medical benefits for one year (as described above). The obligation of the Surviving Corporation to honor these arrangements is acknowledged by the Purchaser.

    In November, 1989, the Company and a trust established for the benefit of Mr. and Mrs. Ashton's beneficiaries entered into an agreement pursuant to which the Company will pay the premiums for two survivorship life insurance policies on the lives of Mr. and Mrs. Ashton. Benefits become payable when both have died, and the Company will have an interest in the death benefits equal to the amount it has paid for these policy premiums. Under the agreement, the Company's obligation to make annual premium payments continues until the earliest of: (1) the deaths of both Mr. and Mrs. Ashton; (2) the Company shall have made 12 payments of the full annual cash premiums; (3) the Company shall have paid an aggregate of $1,500,000 for premiums; or (4) the premium payment next due after the year in which premiums may be paid in full from the sum available from dividends or other sums generated by the policies. The payment for these policies for fiscal 1996 was $116,814.

                          CERTAIN RELATED TRANSACTIONS

    The Company and Frank's have loaned money to certain key employees of the Company for the purpose of enabling them to purchase shares of the Company's Common Stock or, in certain cases, debentures. These loans, approved by the Committee of the Company Board, are evidenced by interest-only promissory notes payable in lump sum payments five years from the dates made and bearing interest at the rate of 6% per annum. The executive officers, other than Mr. Ashton, who is discussed below, had such loans outstanding as of November 25, 1997 in the following principal amounts: Robert M. Lovejoy, Jr., $151,614; James R. Simpson, $90,351; and William C. Boyd, $44,744. The amounts outstanding on November 25, 1997 were the largest aggregate principal amounts outstanding during fiscal year 1997 to date. During fiscal year 1997, the Committee extended by five years a loan to each of Mr. Lovejoy and Mr. Simpson in the principal amount of $49,851 and $21,394 respectively, which are included in the amount outstanding on November 25, 1997. In June 1997, the Committee approved the forgiveness of the principal amount of, and all accrued and unpaid interest on, the outstanding loans to each of Messrs. Lovejoy, Simpson and Boyd from the Company and to defray the Company's withholding obligations with respect thereto in the event of a change in control of the Company, provided such executive is then employed by the Company. As of November 25, 1997, the outstanding principal amounts on Messrs. Lovejoy's, Simpson's and Boyd's loans were $151,614, $90,351, and $44,744, respectively, each of which will be forgiven upon consummation of the Offer.

    On August 22, 1990, Mr. Ashton had outstanding deferred payments on options totaling $831,250, which were then due the Company. On that date, Frank's made a loan to Mr. Ashton in the amount of $831,250, the proceeds of which were used to pay the outstanding deferred payments due the Company. The loan from Frank's was evidenced by a promissory note bearing interest at the rate of 6% and payable in full on August 22, 1995 (the "Old Note"). Mr. Ashton elected to prepay $177,294 of the Old Note in March, 1991 and $25,000 in February, 1992. On August 22, 1995, Frank's authorized the cancellation of the Old Note and the issuance of a new loan to Mr. Ashton due August 22, 2000 in the principal amount of $628,956, bearing interest at 6% per annum, subject to Mr. Ashton's payment of interest on the Old Note in the amount of $8,479.

    On March 7, 1991, Mr. Ashton elected to defer the payment of the purchase price from the exercise of options for 225,000 shares of Common Stock in the amount of $1,381,253, which was due March 6, 1996. Mr. Ashton elected to prepay $25,000 of this loan in March, 1993. On March 6, 1996, Frank's made a loan to Mr. Ashton in the amount of $1,356,253, the proceeds of which were used to pay the outstanding deferred payments due the Company. The loan from Frank's was evidenced by a promissory note bearing interest at the rate of 6% and payable in full on March 6, 2001.

    On December 30, 1992, Mr. Ashton elected to defer the payment of the purchase price from the exercise of options for 60,000 shares of Common Stock in the amount of $495,000 which would be due on December 29, 1997.

    The Committee approved, effective June 2, 1997, a reduction in the $2,480,208.50 aggregate principal amount of the promissory notes given by Mr. Ashton to the Company to $1,231,341. The outstanding principal amount on such promissory note was thereby reduced to the amount equal to the aggregate fair market value on June 2, 1997 of the Shares purchased with the proceeds of the original promissory notes. As of November 25, 1997, the Company held a promissory note from Mr. Ashton in the principal amount of $1,231,341.

    For certain other related transactions see "Compensation Committee Interlocks and Insider Participation" in this Schedule 14F-1.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the issued and outstanding Shares, to file with the SEC and the New York Stock Exchange initial reports of ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

    To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, all Section 16(a) filing requirements applicable to the officers, directors and greater than ten percent beneficial owners were complied with during 1996.

[LOGO]                                                                 EXHIBIT 5

November 21, 1997
Board of Directors
General Host Corporation
One Station Place
Stamford, CT 06902
Members of the Board:

You have asked us to advise you with respect to the fairness from a financial point of view to the stockholders of General Host Corporation (the "Company") of the consideration to be received by such stockholders pursuant to the terms of a proposed agreement and plan of merger (the "Merger Agreement") between Cyrus Acquisition Corp. (the "Purchaser"), a company organized by The Cypress Group L.L.C., and the Company. Pursuant to the Merger Agreement, the Purchaser will commence a tender offer (the "Offer") for all of the issued and outstanding shares of common stock, par value $1.00 per share, of the Company (the "Company Common Stock") at $5.50 per share in cash. Following the Offer, the Purchaser will be merged with and into the Company (the "Merger") and, in connection therewith, each share of Company Common Stock other than shares owned by the Purchaser and Dissenting Shares (as defined in the Merger Agreement) will be converted into the right to receive $5.50 per share in cash or any higher price that may be paid pursuant to the Offer. The Merger Agreement requires the Company to commence a tender offer as soon as practicable for its 11 1/2% senior notes due 2002 (the "Debt Offer").

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as a draft dated November 20, 1997 of the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and we have considered the financial terms of certain other business combinations and other transactions that have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities

[LOGO]                                                        Board of Directors

                                                               November 21, 1997

Page 2

(contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

We have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We also will act as co-dealer manager for the Debt Offer. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger, does not constitute a recommendation to any holder of Company Common Stock as to whether or not such holder should tender shares pursuant to the Offer or how such holder should vote on the Merger, and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the cash consideration to be received by the holders of Company Common Stock in the Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,
CREDIT SUISSE FIRST BOSTON CORPORATION